SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)

                              HANOVER DIRECT, INC.
                    -----------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                    -----------------------------------------
                                 (CUSIP Number)

                                 With copies to:

      Mr. Jan du Plessis                  Robert P. Wessely, Esq.
      Richemont Finance S.A.              Brobeck, Phleger & Harrison LLP
      35 Boulevard Prince Henri           1633 Broadway, 47th Floor
      L 1724 Luxembourg                   New York, NY  10019
      011-352-227-252                     (212) 581-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 1997
                    -----------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 11 Pages

CUSIP No. 440506 10 3                  13D                    Page 2 of 11 Pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richemont Finance S.A.
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                         (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                         WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                           [_]
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                            Luxembourg

--------------------------------------------------------------------------------

   NUMBER         7     SOLE VOTING POWER                      40,687,970 shares
     OF           --------------------------------------------------------------
   SHARES
BENEFICIALLY      8     SHARED VOTING POWER                    94,762,555 shares
   OWNED          --------------------------------------------------------------
     BY
    EACH          9     SOLE DISPOSITIVE POWER                 40,687,970 shares
  REPORTING       --------------------------------------------------------------
   PERSON
    WITH          10    SHARED DISPOSITIVE POWER               94,762,555 shares

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              135,450,525 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                     [_]
      CERTAIN SHARES

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             67.7%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                CO

--------------------------------------------------------------------------------

CUSIP No. 440506 10 3                  13D                    Page 3 of 11 Pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richemont S.A.
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                         (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                         WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                           [_]
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                            Luxembourg

--------------------------------------------------------------------------------

   NUMBER         7     SOLE VOTING POWER                      40,687,970 shares
     OF           --------------------------------------------------------------
   SHARES
BENEFICIALLY      8     SHARED VOTING POWER                    94,762,555 shares
   OWNED          --------------------------------------------------------------
     BY
    EACH          9     SOLE DISPOSITIVE POWER                 40,687,970 shares
  REPORTING       --------------------------------------------------------------
   PERSON
    WITH          10    SHARED DISPOSITIVE POWER               94,762,555 shares

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              135,450,525 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                     [_]
      CERTAIN SHARES

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             67.7%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                CO

--------------------------------------------------------------------------------

CUSIP No. 440506 10 3                  13D                    Page 4 of 11 Pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Compagnie Financiere Richemont AG
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                         (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                         WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                           [_]
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                           Switzerland

--------------------------------------------------------------------------------

   NUMBER         7     SOLE VOTING POWER                      40,687,970 shares
     OF           --------------------------------------------------------------
   SHARES
BENEFICIALLY      8     SHARED VOTING POWER                    94,762,555 shares
   OWNED          --------------------------------------------------------------
     BY
    EACH          9     SOLE DISPOSITIVE POWER                 40,687,970 shares
  REPORTING       --------------------------------------------------------------
   PERSON
    WITH          10    SHARED DISPOSITIVE POWER               94,762,555 shares

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              135,450,525 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                     [_]
      CERTAIN SHARES

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             67.7%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                CO

--------------------------------------------------------------------------------

CUSIP No. 440506 10 3                  13D                    Page 5 of 11 Pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Compagnie Financiere Rupert
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                         (b) [_]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                         WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                           [_]
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                           Switzerland

--------------------------------------------------------------------------------

   NUMBER         7     SOLE VOTING POWER                      40,687,970 shares
     OF           --------------------------------------------------------------
   SHARES
BENEFICIALLY      8     SHARED VOTING POWER                    94,762,555 shares
   OWNED          --------------------------------------------------------------
     BY
    EACH          9     SOLE DISPOSITIVE POWER                 40,687,970 shares
  REPORTING       --------------------------------------------------------------
   PERSON
    WITH          10    SHARED DISPOSITIVE POWER               94,762,555 shares

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              135,450,525 shares

--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                     [_]
      CERTAIN SHARES

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             67.7%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                PN

--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This Statement on Schedule 13D relates to shares of Common Stock, par value $0.66 2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087.

Item 2. Identity and Background.

      (a)-(c) and (f) This Statement on Schedule 13D is filed on behalf of Richemont Finance S.A., Richemont S.A., Compagnie Financiere Richemont AG and Compagnie Financiere Rupert (the "Reporting Persons"). The following table sets forth the name, the State or other place of organization, the principal business, the address of such principal business and the address of the principal office of each of the Reporting Persons.

      Name:                                   Richemont Finance S.A.
      State of organization:                  Luxembourg
      Principal business:                     Finance affiliate of Compagnie
                                              Financiere Richemont AG, a Swiss
                                              public company with interests
                                              primarily in the fields of luxury
                                              goods and tobacco products
      Address of principal business:          35 Boulevard Prince Henri
                                              L 1724 Luxembourg
      Address of principal office:            35 Boulevard Prince Henri
                                              L 1724 Luxembourg

      Name:                                   Richemont S.A.
      State of organization:                  Luxembourg
      Principal business:                     Affiliate of Compagnie Financiere
                                              Richemont AG, a Swiss public
                                              company with interests primarily
                                              in the fields of luxury goods and
                                              tobacco products

      Address of principal business:          35 Boulevard Prince Henri
                                              L 1724 Luxembourg
      Address of principal office:            35 Boulevard Prince Henri
                                              L 1724 Luxembourg

                               Page 6 of 11 Pages

      Name:                                   Compagnie Financiere Richemont AG
      State of organization:                  Switzerland
      Principal business:                     A Swiss public company with
                                              interests primarily in the fields
                                              of luxury goods and tobacco
                                              products

      Address of principal business:          Rigistrasse 2
                                              Zug 6300 Switzerland
      Address of principal office:            Rigistrasse 2
                                              Zug 6300 Switzerland

      Name:                                   Compagnie Financiere Rupert
      State of organization:                  Switzerland
      Principal business:                     A financial holding partnership
                                              limited by shares
      Address of principal business:          Rigistrasse 2
                                              Zug 6300 Switzerland
      Address of principal office:            Rigistrasse 2
                                              Zug 6300 Switzerland

      (d)-(e) During the five years prior to the date hereof, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Richemont S.A., a Luxembourg company ("Richemont S.A."), agreed, pursuant to and subject to the terms and conditions of the Standby Purchase Agreement, dated as of March 26, 1997, between the Issuer and Richemont S.A., to purchase, or to cause its subsidiary, Richemont Finance S.A., to purchase, any of the shares underlying the transferable subscription rights that were not purchased by the holders of such rights. In connection with the closing of the rights offering on June 6, 1997, the Reporting Persons became the beneficial owner of 40,687,970 shares of Common Stock of the Issuer, for which Richemont Finance S.A. paid an aggregate of $36,619,173, which funds were provided from working capital.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the 40,687,970 shares of Common Stock of the Issuer as an investment in the Issuer. Additionally, the 94,762,555 shares of Common Stock of the Issuer over which the Reporting Persons share voting and dispositive power are owned by NAR Group Limited,


                               Page 7 of 11 Pages
an entity which the Reporting Persons may be deemed to control, although the Reporting Persons disclaim beneficial ownership of such shares.

      Although the Reporting Persons have not formulated any definitive plans with respect to the shares of Common Stock of the Issuer owned by them, the Reporting Persons may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate, subject to the restrictions imposed by Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

      Except as indicated in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the other matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In the future, however, the Reporting Persons reserve the right to adopt such plans or proposals.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Persons beneficially own 135,450,525 shares of Common Stock of the Issuer, which represents 67.7% of the 200,031,580 shares of Common Stock outstanding as of June 9, 1997.

      (b) The Reporting Persons have sole power to vote and dispose of 40,687,970 of the shares of Common Stock of the Issuer referred to in Item 5(a) above and, as more fully described in Item 4 above, have shared power to vote and dispose of 94,762,555 of the shares of Common Stock of the Issuer referred to in Item 5(a) above. The Reporting Persons disclaim beneficial ownership of the 94,762,555 shares of Common Stock of the Issuer owned by NAR Group Limited.

      (c) Other than the transactions described in this Statement on Schedule 13D, no transactions in the shares of Common Stock of the Issuer have been effected during the past 60 days by the Reporting Persons.

      (d)   Inapplicable.

      (e)   Inapplicable.


                               Page 8 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Reference is made to Amendment No. 18 to the Statement on Schedule 13D relating to the Common Stock of the Issuer filed on June 13, 1997 by a group consisting of NAR Group Limited and Alan G. Quasha. The Reporting Persons are a stockholder of NAR Group Limited and thus may be deemed to have shared voting power with respect to the 94,762,555 shares of Common Stock of the Issuer owned by NAR Group Limited.

      Except as described in the preceding paragraph, as of the date which requires filing of this Statement on Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, had any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7. Material to be Filed as Exhibits.

      Exhibit A:  Agreement among the Reporting Persons to File a Joint
                  Statement on Schedule 13D


                               Page 9 of 11 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 16, 1997

                                    RICHEMONT FINANCE S.A.


                                        /s/ Robert P. Wessely
                                    -------------------------------------------
                                    By: Robert P. Wessely, its Attorney-in-Fact

                                    RICHEMONT S.A.


                                        /s/ Robert P. Wessely
                                    -------------------------------------------
                                    By: Robert P. Wessely, its Attorney-in-Fact

                                    COMPAGNIE FINANCIERE RICHEMONT AG


                                        /s/ Robert P. Wessely
                                    -------------------------------------------
                                    By: Robert P. Wessely, its Attorney-in-Fact

                                    COMPAGNIE FINANCIERE RUPERT


                                        /s/ Robert P. Wessely
                                    -------------------------------------------
                                    By: Robert P. Wessely, its Attorney-in-Fact

                               Page 10 of 11 Pages

                                    EXHIBIT A

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

      In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.66 2/3 per share, of Hanover Direct, Inc., a Delaware corporation, and further agrees that this Agreement to File a Joint Statement on Schedule 13D be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Agreement to File a Joint Statement on Schedule 13D this 16th day of June, 1997.

                                    RICHEMONT FINANCE S.A.


                                        /s/ Robert P. Wessely
                                    -------------------------------------------
                                    By: Robert P. Wessely, its Attorney-in-Fact

                                    RICHEMONT S.A.


                                        /s/ Robert P. Wessely
                                    -------------------------------------------
                                    By: Robert P. Wessely, its Attorney-in-Fact


                                    COMPAGNIE FINANCIERE RICHEMONT AG


                                        /s/ Robert P. Wessely
                                    -------------------------------------------
                                    By: Robert P. Wessely, its Attorney-in-Fact

                                    COMPAGNIE FINANCIERE RUPERT


                                        /s/ Robert P. Wessely
                                    -------------------------------------------
                                    By: Robert P. Wessely, its Attorney-in-Fact


                               Page 11 of 11 Pages